UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

DC

02020246

NO ACT
P.E 12-21-2001
2-33424

February 26, 2002

Isaiah Halivni
Assistant General Counsel
Law Department
Sears, Roebuck and Co.
3333 Beverly Road, B5-213B
Hoffman Estates, IL 60179

Act 1934
Section
Rule 14A-8
Public Availability 2/26/2002

Re: Sears, Roebuck and Co.
Incoming letter dated December 21, 2001

Dear Mr. Halivni:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to Sears by Emil Rossi. We also have received a letter on the proponent's behalf dated January 14, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Emil Rossi
P.O. Box 249
Boonville, CA 95415

SEARS

Isaiah Halivni
Assistant General Counsel
Law Department

Sears, Roebuck and Co.
3333 Beverly Road, B5-213B
Hoffman Estates, Illinois 60179
Phone: (847) 286-3940
Fax (847) 286-3388
shalivn@sears.com

December 21, 2001

VIA OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8 – Request for No-Action Letter for Sears, Roebuck and Co.

Ladies and Gentlemen:

Pursuant to Rule 14a-8 ("Rule 14a-8") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six (6) copies of this letter requesting omission of a shareholder proposal (the "Proposal") presented by Emil Rossi. Mr. Rossi has designated Mr. John Chevedden as his representative in connection with the Proposal. A copy of the Proposal is attached hereto as Exhibit A. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope. For the reasons stated herein, Sears, Roebuck and Co., a New York corporation ("Sears" or the "Company"), hereby requests confirmation that the Division of Corporation Finance of the Securities and Exchange Commission (the "Division") will not recommend enforcement action if the Company excludes the Proposal from the Company's proxy statement and form of proxy to be distributed in connection with the Company's 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). As required under Rule 14a-8, copies of this letter are being sent to Mr. Rossi and Mr. Chevedden notifying them of the Company's intent to omit the Proposal from the 2002 Proxy Materials.

Definitive copies of the 2002 Proxy Materials are tentatively scheduled to be filed pursuant to Rule 14a-6 no earlier than March 27, 2002, and the Annual Meeting of Shareholders is tentatively scheduled to occur on or about May 9, 2002.

The Company requests that the Division not recommend enforcement based on Rule 14a-8(i)(10) – Substantially Implemented; and Rules 14a-8(i)(3) and 14a-9 – Vague and Misleading.

Legal Analysis

The following legal analysis supports the Company's position that the Proposal may be excluded from the 2002 Proxy Materials.

Substantially Implemented

Rule 14a-8(i)(10) allows a registrant to omit a proposal if it has substantially implemented the proposal. The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot". As noted in Exchange Act Releases 34-40018 and 34-20091, only substantial implementation is necessary; it is not required that a shareholder proposal be fully effected in order to permit a registrant to exclude the entire proposal on the basis of Rule 14a-8(i)(10).

Proposals have been considered substantially implemented where the registrant had implemented part, but not all, of a multi-pronged proposal. In Columbia/HCA Healthcare Corp. (Feb. 18, 1998), the proponent submitted a multi-pronged proposal that related to Columbia's anti-fraud compliance program. Although Columbia had not previously implemented all the aspects of the proposal, the Division nevertheless allowed the proposal to be excluded under Rule 14a-8(i)(10). In reaching this conclusion, the Division noted that Columbia had previously implemented certain aspects of the proposal.

The Sears Proposal can be broken up in to two main component parts. The first is a request that the Board "seek shareholder approval prior to adopting any poison pill." The second is a request that the Board "redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting." The Division has previously agreed that a request to "redeem any stockholder rights plan unless the issue is approved by" the shareholders is excludable under Rule 14a-8(c)(10), the predecessor to Rule 14a-8(i)(10), as moot when the plan in question had been terminated. See Compaq Computer Corporation (Feb. 15, 1996). Similarly, in Occidental Petroleum (Jan. 28, 1997), the registrant's plan had expired prior to the proposal's submission. Regardless of whether a rights plan was recently terminated, as was the case in Compaq Computer, or the registrant did not have a plan to begin with, as is the case with Sears, the analysis is the same. A request to redeem a poison pill, when no such pill currently exists should be excludable as being substantially implemented. Because Sears does not currently have a poison pill in place, this second part of the Proposal is moot, and has therefore been substantially implemented.

It is important to distinguish the Company's argument from the arguments raised in a series of no-action letters that began with Computer Horizons Corporation (Apr. 1, 1993). See also General Electric Company (Jan. 24, 2001). The proposal in Computer Horizons is similar to the Proposal in that they both relate to poison pills or rights plans. The Computer Horizon proposal reads as follows:

"RESOLVED, that the shareholders recommend that as soon as practicable the Board take all steps within its legal power to modify or terminate each plan, contract or arrangement which would significantly discourage potential offers to acquire the company, such as the Rights Agreement and Rights issued thereunder, and contracts with directors or officers that provide for additional compensation or for additional assurances of continued employment in the event of a change of control of the Company."

Computer Horizons argued that this proposal was essentially four separate proposals, dealing with different poison pills and golden parachutes, and that the proponent was trying to circumvent Rule 14a-8(c), the one proposal rule, by combining four proposals into one. This argument was not accepted by the Division since in the Division's opinion "the elements of the proposal all relate to one concept, the elimination of anti-takeover defenses."

In contrast to Computer Horizons, Sears is not now arguing that the Proposal is two distinct shareholder proposals. Rather, the Company's argument treats the Proposal as one shareholder proposal for purposes of Rule 14a-8(c). The Proposal should, however, be separated into two distinct elements - redemption and prior approval - for purposes of Rule 14a-8(i)(10). Since one of these two elements has been substantially implemented, Sears hereby requests that the Division allow Sears to omit the entire Proposal.

It would violate the Division's previously issued guidelines to allow the proponents to delete the references to the substantially implemented portion of the Proposal. In the Division's Legal Bulletin No. 14 (Jul. 13, 2001) (the "Bulletin"), the Division provided guidance for companies and shareholders regarding Rule 14a-8. Section E of the Bulletin discusses revisions to proposals and supporting statements. According to the Bulletin, the Division has a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal.

Clearly, the redemption element is a critical aspect of the Proposal. Therefore, eliminating the Proposal's emphasis on redemption would not be minor in nature and would alter the substance of the Proposal. Mr. Chevedden himself has recently submitted a proposal on poison pills that only contained this one element. The proposal in APW Ltd. (Oct. 17, 2001) requested that "the Board redeem any poison pill issued previously unless such issuance is approved by the affirmative vote of shareholders." Any aspect of the Proposal that was substantial enough to stand on its own as a distinct shareholder proposal should be deemed to be a critical part of the Proposal even if the proponent builds on that element. It would therefore not be a minor change if the Division would simply require the proponent to delete such language.

Vague and Misleading

Rule 14a-8(i)(3) permits a registrant to exclude a proposal that is contrary to any of the proxy rules or regulations, including Rule 14a-9, which prohibits registrants from including statements that are "false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements therein not false or misleading." The Proposal should be omitted since it contains numerous statements which are misleading.

The Proposal states that "[c]urrently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill: 1) At any time; 2) In a short period of time; and 3) Without shareholder approval." This statement is misleading in that it leads the shareholder to believe that the Company currently has a poison pill in place. The Company does not currently have a poison pill in place.

The Proposal's supporting statement includes the heading "Negative Effects of Poison Pills on Shareholder Value," and proceeds to make a statement that does not support the heading. The Proposal states that, "[a] study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits." There is no explanation as to what the negative effects of poison pills are. The placement of a heading without appropriate explanation misleads the shareholder. This tactic was documented in Raytheon Company (Jan. 3, 2001) and the Division concluded that such a statement could be omitted from a proxy statement.

Under a separate heading "[a]dditional Support for this Proposal Topic," the Proposal appears to quote the book *Power and Accountability*. Sears was unable to locate the reference to "[p]ills adversely affect shareholder value". Sears requests that the Division instruct the proponent to provide a specific cite for the reference or in the alternative, strike the reference from the supporting statement. See Raytheon Company, Jan. 3, 2001; APW, Ltd., Aug. 31, 2001.

The Proposal further states, "[t]he Council of Institutional Investors *www.cii.org/ciicentral/policies.htm* & *www.cii.org* recommends shareholder approval of all poison pills." This reference is misleading in that the statement includes the address of a third party website. The Division has previously found that references to internet addresses and/or websites are excludable. See The Emerging Germany Fund, Inc. (Dec. 22, 1998); Templeton Dragon Fund, Inc. (Jun. 15, 1998); Pinnacle West Capital Corporation (Mar. 11, 1998). The use of the website address is problematic because it would allow proponents to incorporate additional material into the supporting statements that is well in excess of the 500-word limit under Rule 14a-8(d). Furthermore, the reference to a third-party website address is problematic because the content of such website is constantly subject to change. In addition, there are specific problems with each particular website referred to in the Proposal. The first website is misleading in that it is inoperative. The second website given by the Proposal leads the shareholder onto the Council of Institutional Investors' home page. At no place on the website to which the user is linked is there any obvious statement in support of the Proposal's assertions. In fact, that website contains only a multitude of links taking the user to irrelevant information (e.g. "About the Council," "Membership," "Meetings," "E-Mail Lists-Sign Up"). In Section F.1 of the Bulletin, the Division indicated that "...a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention to the proxy rules." The website addresses given by the Proponent contains irrelevant information as specified above and should be omitted.

Additionally, the Proposal includes the statement that "[t]he text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website under Proposals." As outlined above, this statement cites a website as authority, which is improper, and, again as outlined above, the Division has previously found that references to internet addresses and/or websites are excludable and may be omitted from supporting statements.

The Proposal makes a number of unsupported and unsubstantiated statements that as written appear to be factual assertions. The Division, in recent no-action letters on these types of unsubstantiated statements, has acknowledged that they are not proper for inclusion in proxy statements. See Southwest Airlines Co. (Jan. 18, 2001); Raytheon Company (Feb. 26, 2001); Northrop Grumman Corporation (Feb. 16, 2001).

The following statements are merely unsupported assertions with no proper citation or authority referenced:

"The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future."

"Many institutional investors believe poison pills should be voted on by shareholders."

"A poison pill can insulate management at the expense of shareholders."

"A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate."

"This proposal topic has significant institutional support."

"Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes)."

"Institutional investor support is high-caliber support."

"Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic."

"In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force."

Failure by the proponent to provide citations or other documentation to support the above statements renders these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. Each of the above statements contains the type of false and misleading statements that are prohibited under Rule 14a-9, since they impermissibly imply as fact what is in reality an unsubstantiated personal opinion of Mr. Rossi or Mr. Chevedden.

The Division has sometimes allowed proponents to amend submission to correct Rule 14a-9 deficiencies. The Division has followed a consistent pattern of not allowing correction where the proposal and supporting statement contain numerous false and misleading statements or that are otherwise so vague and ambiguous that the registrant and its security holders would not be able to determine what action the proposal contemplates. See SEC Release 34-19135 (Oct. 14, 1982). It is respectfully submitted that because of numerous false and misleading statements contained in the Proposal permitting the revision and resubmission would be tantamount to authorizing the submission of a new proposal in violation of the timing requirements built into Rule 14a-8.

Conclusion

Based on the foregoing, the Company respectfully requests that the Division confirm that it will not recommend any enforcement action if the Proposal is excluded from the 2002 Proxy Materials. Should the Division disagree with our conclusions regarding omission of the Proposal, we would appreciate the opportunity to confer with you concerning these matters prior to the issuance of your response.

If you have any questions regarding this request or require additional information, please contact the undersigned at (847) 286-3940.

Sincerely,

Isaiah Halivni
Assistant General Counsel

Enclosure

cc: John Chevedden
Emil Rossi

4 –SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website under Proposals.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 14, 2002

Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sears, Roebuck and Co. (S)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Emil Rossi Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the Sears, Roebuck and Co. no action request (NAR). It is believed that Sears must meet the burden of proof under rule 14a-8.

The following are believed to be examples of company flaws, fallacies, omissions, inconsistency and/or lack of valid supporting information.

1) Missing link:
The company claim seems to omit a cornerstone claim that it would be legally impossible for the company to adopt a poison pill before the annual meeting.
2) Furthermore, the company does not pledge that it will <u>not</u> adopt a pill before the annual meeting.
3) The company does not pledge, or have an existing rule, consistent with the proposal text that requests the company to "seek shareholder approval prior to adopting any poison pill."
4) Company Fallacy:
In order for an investor to state that the company "Can adopt a pill" the investor must prove a higher threshold – that the company "has a pill in place."
5) "Can adopt a pill" text is not text that states "has a pill in place."
6) "Can adopt a pill" proposal text does not equal the company straw person conclusion "has a pill in place."
7) Company Fallacy:
In order for an investor to include accurate text after a heading the investor must prove a higher threshold – that the accurate text supports a heading. In other words the theory that rule 14a-8 *requires that text after a heading to support that heading in addition to being accurate.*
8) The company does not refer to a line in rule 14a-8 that states that a correct statement is excludable simply due to a claim that it does not support one heading.
9) Company Fallacy:

Supporting a particular heading in a particular place in a proposal is as fundamental as accuracy accordingto rule 14a-8.

10) Company straw person:

When a proposal states "nominate" it must be able to prove a higher threshold, that ensuring election will be guaranteedand that guaranteeingelection is proper under state law.

11) Company straw person:

When a proposal states "nominate" it must be able to prove a higher threshold, that the power for the proposal to "compel" the company is proper under state law.

12) The third word of the proposal is "recommend." "Recommend" seems to make moot any company straw person claimwith the words: "require," "ensure," "compel" and "bind."

13) Appeal to pity:

A company's unexplained inability to locate a "reference" is not believed to be to be an excludableground accordingto rule 14a-8.

14) Missing links:

The company does not address how its pre-SLB 14 cases are consistent with SLB 14.

The company does not cite a post-SLB14 case to support its position.

15) The company potentially impugns investors on their ability to navigate a website and find relevant information.

16) Weasel words and qualifiers:

Weasel words and qualifiers are inconsistent with the company burden of proof standard.

For example, "as written" and "appear" are used in one sentence.

17) Potential Company Fallacy:

A question of whether the company proposes new rule 14a-8 provisions for exclusion of any text because it does not refer to a source.

18) The company does not elaborate on whether its claims on impugn are simply exaggerated expressions of raisinga question of constructive criticism or skepticism.

19) The company does not differenate impugn and constructive criticism or skepticism.

20) The company does not explain a reason for valuable time to be spent during the peak shareholder proposal period on whether footnote-type information is provided on information that the company knows or should know to be accurate.

21) Endless circle scenario in a 500-word format

Text is misleading if it is not accompanied with a supporting statement. Thus supporting statements must have their own supporting statements. Then according to this reasoning, statements that support supporting statements could be required to have their own supporting statements.

In summary, there appear to be 21 issues with the company and its burden of proof.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden

cc: S

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 14, 2002

Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sears, Roebuck and Co. (S)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Emil Rossi Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the Sears, Roebuck and Co. no action request (NAR). It is believed that Sears must meet the burden of proof under rule 14a-8.

The following are believed to be examples of company flaws, fallacies, omissions, inconsistency and/or lack of valid supporting information.

1) Missing link:
The company claim seems to omit a cornerstone claim that it would be legally impossible for the company to adopt a poison pill before the annual meeting.
2) Furthermore, the company does not pledge that it will <u>not</u> adopt a pill before the annual meeting.
3) The company does not pledge, or have an existing rule, consistent with the proposal text that requests the company to "seek shareholder approval prior to adopting any poison pill."
4) Company Fallacy:
In order for an investor to state that the company "Can adopt a pill" the investor must prove a higher threshold – that the company "has a pill in place."
5) "Can adopt a pill" text is not text that states "has a pill in place."
6) "Can adopt a pill" proposal text does not equal the company straw person conclusion "has a pill in place."
7) Company Fallacy:
In order for an investor to include accurate text after a heading the investor must prove a higher threshold – that the accurate text supports a heading. In other words the theory that rule 14a-8 requires that text after a heading to support that heading in addition to being accurate.
8) The company does not refer to a line in rule 14a-8 that states that a correct statement is excludable simply due to a claim that it does not support one heading.
9) Company Fallacy:

Supporting a particular heading in a particular place in a proposal is as fundamental as accuracy accordingto rule 14a-8.
10) Company straw person:
When a proposal states "nominate" it must be able to prove a higher threshold, that ensuring election will be guaranteedand that guaranteeingelection is proper under state law.
11) Company straw person:
When a proposal states "nominate" it must be able to prove a higher threshold, that the power for the proposal to "compel" the company is proper under state law.
12) The third word of the proposal is "recommend." "Recommend" seems to make moot any company straw person claim with the words: "require," "ensure," "compel" and "bind."
13) Appeal to pity:
A company's unexplained inability to locate a "reference" is not believed to be to be an excludableground accordingto rule 14a-8.
14) Missing links:
The company does not address how its pre-SLB 14 cases are consistent with SLB 14.
The company does not cite a post-SLB14 case to support its position.
15) The company potentially impugns investors on their ability to navigate a website and find relevant information.
16) Weasel words and qualifiers:
Weasel words and qualifiers are inconsistent with the company burden of proof standard.
For example, "as written" and "appear" are used in one sentence.
17) Potential Company Fallacy:
A question of whether the company proposes new rule 14a-8 provisions for exclusion of any text because it does not refer to a source.
18) The company does not elaborate on whether its claims on impugn are simply exaggerated expressions of raising a question of constructive criticism or skepticism.
19) The company does not differenate impugn and constructive criticism or skepticism.
20) The company does not explain a reason for valuable time to be spent during the peak shareholder proposal period on whether footnote-type information is provided on information that the company knows or should know to be accurate.
21) Endless circle scenario in a 500-word format
Text is misleading if it is not accompanied with a supporting statement. Thus supporting statements must have their own supporting statements. Then according to this reasoning, statements that support supporting statements could be required to have their own supporting statements.

In summary, there appear to be 21 issues with the company and its burden of proof.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: S

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2002

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Sears, Roebuck and Co.
Incoming letter dated December 21, 2001

The proposal requests that the board of directors "seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We are unable to concur in your view that Sears may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the phrase that begins "The poison pill . . ." and ends ". . . in the future" as the proponent's opinion;
- delete the phrase that begins "and/or redeem . . ." and ends "new poison pill";
- provide factual support for the specific study and publication date for the sentence that begins "A study by the Securities and Exchange Commission . . . " and ends ". . . outweigh benefits";
- revise the phrase that begins "Pills adversely . . . " and ends ". . . shareholder value" so that it includes the accurate quote and page reference;
- delete "(www.cii.org)" and "(www.cii.org/ciicentral/policies.htm)";
- revise the sentence that begins "Many institutional investors . . ." and ends ". . . vote on by shareholders" to specifically identify the institutional investors referenced and provide factual support in the form of a citation to a specific source;
- recast the phrase that begins "A poison pill can insulate . . ." and ends ". . . expense of shareholders" as the proponent's opinion;
- recast the phrase that begins "A poison pill is such . . ." and ends ". . . whether it is appropriate" as the proponent's opinion;
- revise the sentence that begins "This proposal . . ." and ends ". . . significant institutional support" to specifically identify the institutional investors referenced and provide factual support in the form of a citation to a specific source;

- revise the sentence that begins "Shareholder right . . ." and ends ". . . yes-no votes" to specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source;

- delete the paragraph that begins "Institutional investor support . . ." and ends ". . . issues involved in this topic"; and

- provide factual support in the form of a citation to a specific study and publication date for the sentence that begins "In recent years. . . " and ends ". . . remain in force."

Accordingly, unless the proponent provides Sears with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Sears omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Sears may omit the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Sears may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor